SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           Nu Skin Asia Pacific, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   67018T-10-5
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


      1       NAME OF REPORTING PERSON

                 Steven J. Lund
                 Kalleen Lund
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                        (b)  |X|

      3       SEC USE ONLY



      4       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Steven J. Lund: United States of America
                 Kalleen Lund: United States of America

                            5   SOLE VOTING POWER

            NUMBER OF             Steven J. Lund:   897,901**SEE ITEM 4
              SHARES              Kalleen Lund:     -0-**SEE ITEM 4
           BENEFICIALLY
             OWNED BY       6   SHARED VOTING POWER
               EACH
            REPORTING             Steven J. Lund:   3,325,322**SEE ITEM 4
           PERSON WITH            Kalleen Lund:     3,325,322**SEE ITEM 4

                            7   SOLE DISPOSITIVE POWER

                                  Steven J. Lund:   897,901**SEE ITEM 4
                                  Kalleen Lund:     -0-**SEE ITEM 4

                            8   SHARED DISPOSITIVE POWER

                                  Steven J. Lund:   3,325,322**SEE ITEM 4
                                  Kalleen Lund:     3,325,322**SEE ITEM 4

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Steven J. Lund:            4,223,223**SEE ITEM 4
                 Kalleen Lund:              3,325,322**SEE ITEM 4

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES                                                |_|

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 Steven J. Lund:            24.0%**SEE ITEM 4
                 Kalleen Lund:              19.9%**SEE ITEM 4

     12       TYPE OF REPORTING PERSON

                 Steven J. Lund:   IN
                 Kalleen Lund:     IN

--------------------


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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

Item 1(a).        Name of Issuer:

                  The  name of  issuer  is Nu Skin  Asia  Pacific,  Inc.  (the
                  "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2(a).        Name of Person Filing:

                  This report is being filed by Steven J. Lund and Kalleen Lund (referred to individually by name and referred to collectively as the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The address of the Reporting Persons is 75 West Center Street, Provo, Utah 84601.

Item 2(c).        Citizenship:

                  The Reporting Persons are both citizens of the United States of America.

Item 2(d).        Title of Class of Securities:

                  This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.           Not applicable.

Item 4.           Ownership.

                  Steven J. Lund:

         (a) Steven J. Lund beneficially owns or is deemed to beneficially own 4,223,223 shares of Common Stock as follows: -0- shares of Class A Common Stock, and 4,223,223 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). Steven J. Lund disclaims beneficial ownership of the following: 3,144,751 shares of Class B Common Stock held indirectly as a general partner of SKASIA, Ltd.; 75,000 shares of Class B Common Stock held indirectly as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; 105,571 shares of Class B Common Stock held indirectly as a co-trustee of The Steven
                  J. and Kalleen Lund Foundation; 75,756 shares of Class B Common Stock held indirectly as the sole trustee for The All

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                  R's Trust; 675,298 shares of Class B Common Stock held indirectly as trustee for The B and N Roney Trust; 44,084 shares of Class B Common Stock held indirectly as trustee for The WFA Trust; and 102,763 shares of Class B Common Stock held indirectly as trustee for The C and K Trust.

         (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of Existing Stockholders (as defined therein) and the Issuer. Assuming conversion of all outstanding 4,223,223 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, he would beneficially own or be deemed to beneficially own 4,223,223 shares of Class A Common Stock which would constitute 24.0% of the number of shares of then outstanding Class A Common Stock. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the percentage, the percentage would be 26.5%. This percentage does not give effect to the exercise of any other outstanding options of the issuer.

                  Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 4,223,223 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, he would beneficially own or be deemed to beneficially own 4,223,223 shares of Class A Common Stock which would constitute 24.0% of the aggregate voting power of the Issuer. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the percentage, the percentage would be 26.5%. This percentage does not give effect to the exercise of any other outstanding options of the issuer.

                  Assuming no conversion of any of the outstanding shares of Class B Common Stock and assuming the exercise of vested options to acquire 1,605,000 shares of Class A Common Stock and assuming the vesting of 141,959 shares of Class A Common Stock pursuant to outstanding stock bonus awards made by the Issuer and assuming the exercise of options held by certain executive officers and directors of the Issuer to acquire 446,825 shares of Class A Common Stock, the 4,223,223 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund constitute 5.9% of the aggregate voting power of the Issuer.

         (c) (i) Assuming conversion of all outstanding 897,901 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund with respect to which he has sole voting Steven J. Lund would have sole voting power over 897,901 shares of Class A Common Stock as follows: 75,756 shares of Class A Common Stock as the sole trustee for The All R's Trust; 675,298 shares of Class A Common Stock as the sole trustee for The B and N Roney Trust; 44,084 shares of Class A Common Stock as the sole trustee for The WFA Trust; and 102,763 shares of Class A Common Stock as the sole trustee for The C and K Trust.

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                  (ii) Assuming conversion of all outstanding 3,325,322 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, with respect to which he shares voting power, Steven J. Lund would share voting power over 3,325,322 shares of Class A Common Stock as follows:
                  3,144,751 shares of Class A Common Stock as a general partner of SKASIA, Ltd.; 75,000 shares of Class A Common Stock as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; and 105,571 shares of Class A Common Stock as co-trustee for The Steven J. and Kalleen Lund Foundation.

                  (iii) Assuming conversion of all outstanding 897,901 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole dispositive power, Steven J. Lund would have sole dispositive power over 897,901 shares of Class A Common Stock as follows: 75,756 shares of Class A Common Stock as the sole trustee for The All R's Trust; 675,298 shares of Class A Common Stock as the sole trustee for The B and N Roney Trust; 44,084 shares of Class A Common Stock as the sole trustee for The WFA Trust; and 102,763 shares of Class A Common Stock as the sole trustee for The C and K Trust.

                  (iv) Assuming conversion of all outstanding 3,325,322 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, with respect to which he shares dispositive power, Steven J. Lund would share dispositive power over 3,325,322 shares of Class A Common Stock as follows: 3,144,751 shares of Class A Common Stock as a general partner of SKASIA, Ltd.; 75,000 shares of Class A Common Stock as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust; and 105,571 shares of Class A Common Stock as a co-trustee for The Steven J. and Kalleen Lund Foundation.

                  Kalleen Lund:

         (a) Kalleen Lund beneficially owns or is deemed to beneficially own 3,325,322 shares of Common Stock as follows: -0- shares of Class A Common Stock, and 3,325,322 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). Kalleen Lund disclaims beneficial ownership of the following: 3,144,751 shares of Class B Common Stock held indirectly as a general partner of SKASIA, Ltd.; 105,571 shares of Class B Common Stock held indirectly as a co-trustee for The Steven J. and Kalleen Lund Foundation; and 75,000 shares of Class B Common Stock held indirectly as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust.

         (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of Existing Stockholders (as defined therein) and the Issuer. Assuming conversion of all outstanding 3,325,322 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, she would beneficially own or be deemed to beneficially own 3,325,322 shares of Class A Common Stock which would constitute 19.9% of the number of shares of then outstanding Class A Common Stock. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                  Issuer. If such option shares were not included in the calculation of the percentage, the percentage would be 22.1%. This percentage does not give effect to the exercise of any other outstanding options of the issuer.

                  Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 3,325,322 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, she would beneficially own or be deemed to beneficially own 3,325,322 shares of Class A Common Stock which would constitute 19.9% of the aggregate voting power of the Issuer. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the percentage, the percentage would be 22.1%. This percentage does not give effect to the exercise of any other outstanding option of the issuer.

                  Assuming no conversion of any of the outstanding shares of Class B Common Stock and assuming the exercise of vested options to acquire 1,605,000 shares of Class A Common Stock and assuming the vesting of 141,959 shares of Class A Common Stock pursuant to outstanding stock bonus awards made by the Issuer and assuming the exercise of options held by certain executive officers and directors of the Issuer to acquire 446,825 shares of Class A Common Stock, the 4,223,223 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund constitute 4.6% of the aggregate voting power of the Issuer.

         (c)      (i)   Not applicable.

                  (ii) Assuming conversion of all outstanding 3,325,322 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, with respect to which she shares voting power, Kalleen Lund would share voting power over 3,325,322 shares of Class A Common Stock as follows:
                  3,144,751 shares of Class A Common Stock as a general partner of SKASIA, Ltd.; 75,000 shares of Class A Common Stock as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; and 105,571 shares of Class A Common Stock as co-trustee for The Steven J. and Kalleen Lund Foundation.

                  (iii) Not applicable.

                  (iv) Assuming conversion of all outstanding 3,325,322 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, with respect to which she shares dispositive power, Kalleen Lund would share dispositive power over 3,325,322 shares of Class A Common Stock as follows: 3,144,751 shares of Class A Common Stock as a general partner of SKASIA, Ltd.; 75,000 shares of Class A Common Stock as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust; and 105,571 shares of Class A Common Stock as a co-trustee for The Steven J. and Kalleen Lund Foundation.


Item 5.                 Ownership of Five Percent or Less of a Class.

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                  Not applicable.

Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person.

                  The Reporting Persons are the general partners of SKASIA, Ltd, and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,144,751 shares of Class B Common Stock held indirectly as general partners of SKASIA, Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  The Reporting Persons are parties to an Amended and Restated Stockholders Agreement (the "Amended and Restated Stockholders Agreement"), effective as of November 28, 1997, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Amended and Restated Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Amended and Restated Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Amended and
                  Restated Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Amended and Restated Stockholders Agreement, Transfers with the U.S. Securities and Exchange Commission or similar regulatory agency of a foreign jurisdiction or Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act pursuant to a registration statement filed with the Securities and Exchange Commission.

                  The Reporting Person disclaims beneficial ownership of all shares of Class B Common Stock held by other parties to the Amended and Restated Stockholder Agreement, except as otherwise reported in Item 4 of this Schedule 13G.

                  The Reporting Persons are parties to a limited partnership agreement, dated September 5, 1996 among the parties listed on Exhibit B hereto (the "Limited Partnership Agreement), pursuant to which the parties have formed SKASIA, Ltd. As a limited partnership SKASIA, Ltd. holds 3,144,751 shares of Class B Common Stock.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                       By:   /s/ Steven J. Lund
                                       Date: February 17, 1998


                                       By:   /s/ Kalleen Lund
                                       Date: February 17, 1998



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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


                                    EXHIBIT A

       List of Parties to the Amended and Restated Stockholders Agreement


Nu Skin Asia Pacific, Inc.

Blake M. Roney, (a) individually, (b) as a general partner for BNASIA, Ltd., (c) as a co-trustee for The Blake M. and Nancy L. Roney Foundation, (d) as the sole trustee for The S and K Lund Trust, and (e) as the sole trustee for The B and D Roney Trust.

Nancy L. Roney, (a) as a general partner for BNASIA, Ltd. and (b) as a co-trustee for The Blake M. and Nancy L. Roney Foundation.

BNASIA, Ltd.

The All R's Trust.

The B and N Roney Trust.

The WFA Trust.

The Blake M. and Nancy L. Roney Foundation.

B & N Rhino Company, L.C.

Nedra D. Roney, (a) individually and (b) as co-trustee for The Nedra Roney Foundation.

The MAR Trust.

The NR Trust.

The Nedra Roney Foundation.

The Nedra Roney Fixed Charitable Trust.

NR Rhino Company, L.C.

Rick A. Roney, (a) individually, (b) as the sole trustee for The K and M Roney Trust, (c) as a co-trustee for The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust.

Kimberly Roney, as a co-trustee for The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust..

The Rick and Kimberly Roney Variable Charitable Remainder Unitrust.

The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust.

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                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


Burke F. Roney, individually.

Park R. Roney, individually.

Sandra N. Tillotson, (a) individually, (b) as the sole trustee for The Sandra N. Tillotson Fixed Charitable Trust, (c) as the manager of CST Rhino Company, L.C.,
(d) as the sole trustee of The CST Trust, and (e) as a co-trustee for The Sandra
N. Tillotson Foundation.

The SNT Trust.

The DVNM Trust.

The CWN Trust.

The DPN Trust.

The GNT Trust.

The LMB Trust.

The Sandra N. Tillotson Foundation.

The Sandra N. Tillotson Fixed Charitable Trust.

SNT Rhino Company, L.C.

Steven J. Lund, (a) individually, (b) as a general partner for SKASIA, Ltd., (c) as a co-trustee for The Steven J. and Kalleen Lund Foundation and (d) as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as the sole trustee for The All R's Trust, (f) as the sole trustee for the B and N Roney Trust, (g) as the sole trustee for The WFA Trust, (h) as the sole trustee for The C and K Trust, and (i) as co-trustee for the Steven J. and Kalleen Lund Foundation.

Kalleen Lund, (a) as a general partner of SKASIA, Ltd., (b) as a co-trustee for The Steven J. and Kalleen Lund Foundation, and (c) as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust, and (i) as a co-trustee for the Steven J.
and Kalleen Lund Foundation.

SKASIA, Ltd.

The S and K Lund Trust.

The Steven J. and Kalleen Lund Foundation.

The Steven and Kalleen Lund Fixed Charitable Trust.

S & K Rhino Company, L.C.


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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


Brooke B. Roney, (a) individually, (b) as a general partner of BDASIA, Ltd., and
(c) as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

Denice R. Roney, (a) as a general partner of BDASIA, Ltd., and (b) as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

BDASIA, Ltd.

The B and D Roney Trust.

The Brooke Brennan and Denice Renee Roney Foundation.

Kirk V. Roney, (a) individually, (b) as a general partner of KMASIA, Ltd., (c) as co-trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (d) as a co-trustee of The Kirk V. and Melanie K. Roney Foundation.

Melanie K. Roney, (a) as a general partner of KMASIA, Ltd., (b) as a co-trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (c) as a co-trustee of The Kirk V. and Melanie K. Roney Foundation.

The Kirk V. and Melanie K. Roney Foundation.

KMASIA, Ltd.

The K and M. Roney Trust.

The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

K & M Rhino Company, L.C.

Keith R. Halls, (a) individually, (b) as the sole trustee for The MAR Trust, (c) as the sole trustee for The NR Trust, (d) as the sole trustee for The Nedra Roney Fixed Charitable Trust, (e) as a general partner for KAASIA, Ltd., (f) as a co-trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as a co-trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as the manager of CKB Rhino Company, L.C.

Anna Lisa Massaro Halls, (a) as a general partner for KAASIA, Ltd., (b) as a co-trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, and (c) as a co-trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation.

KAASIA, Ltd.

The K and A Halls Trust.

The Halls Family Trust.

The Keith and Anna Lisa Halls Fixed Charitable Trust.

The Keith Ray and Anna Lisa Massaro Halls Foundation.


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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


K & A Rhino Company, L.C.

Craig S. Tillotson, (a) individually, (b) as a co-trustee for The Craig S. Tillotson Fixed Charitable Trust, (c) as the manager of SNT Rhino Company, L.C.,
(d) as a co-trustee for The DPN Trust, (e) as a co-trustee for The GNT Trust, and (f) as a co-trustee of The Craig S. Tillotson Foundation.

The CST Trust.

The JS Trust.

The JT Trust.

The CB Trust.

The CM Trust.

The BCT Trust.

The ST Trust.

The NJR Trust.

The RLS Trust.

The RBZ Trust.

The LB Trust.

The Craig S. Tillotson Fixed Charitable Trust.

CST Rhino Company, L.C.

R. Craig Bryson, (a) individually,  (b) as a general partner for RCKASIA,  Ltd.,
(c) as a co-trustee for The Bryson Foundation, and (d) as a co-trustee for The Bryson Fixed Charitable Trust.

Kathleen D. Bryson, (a) as a general partner for RCKASIA, Ltd., (b) as a co-trustee for The Bryson Foundation, and (c) as a co-trustee for The Bryson Fixed Charitable Trust.

RCKASIA, Ltd.

The C and K Trust.

The Bryson Foundation.

The Bryson Fixed Charitable Trust.


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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


CKB Rhino Company, L.C.

Michael L. Halls, (a) as the sole trustee for The K and A Halls Trust, and (b) as the sole trustee for The Halls Family Trust.

Craig F. McCullough, (a) as the manager of B & N Rhino Company, L.C., (b) as the manager of NR Rhino Company, L.C., (c) as the manager of S & K Rhino Company, L.C., (d) as the manager of K & M Rhino Company, L.C., and (e) as the manager of K & A Rhino Company, L.C.

Robert L.  Stayner as an  independent  trustee of The  Bryson  Fixed  Charitable
Trust.

Evan A. Schmutz, (a) as a co-trustee for The Nedra Roney Foundation, and (b) as an independent trustee for The Nedra Roney Fixed Charitable Trust.

Lee Brower, (a) as the sole trustee for The SNT Trust, (b) as the sole trustee for The DVNM Trust, (c) as the sole trustee for The CWN Trust, (d) as a co-trustee for The DPN Trust, (e) as a co-trustee for The GNT Trust, (f) as the sole trustee for The JS Trust, (g) as the sole trustee for The JT Trust, (h) as the sole trustee for The CB Trust, (i) as the sole trustee for the CM Trust, (j) as the sole trustee for The BCT Trust, (k) as the sole trustee for The ST Trust,
(l) as the sole trustee for The NJR Trust, (m) as the sole trustee for The RLS Trust, (o) as the sole trustee for The RBZ Trust, (p) as an independent trustee for The Craig. S. Tillotson Fixed Charitable Trust, (q) as a co-trustee for The Sandra N. Tillotson Foundation, and (r) as a co-trustee for The Craig S. Tillotson Foundation.

Gregory N. Barrick, (a) as the sole trustee for The LMB Trust, and (b) as the sole trustee for The LB Trust.

L.S. McCullough, (a) as an independent trustee of The Sandra N. Tillotson Fixed Charitable Trust, (b) as an independent trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (c) as an independent trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (d) as an independent trustee of The Keith and Anna Lisa Halls Fixed Charitable Trust.

James Blaylock as the sole trustee for the Rick and Kimberly Roney Variable Charitable Remainder Unitrust.

M. Truman Hunt,  as Vice  President of Legal  Affairs for Nu Skin Asia  Pacific,
Inc.

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


                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                                    EXHIBIT B

              List of Parties to the Limited Partnership Agreement

Steven J. Lund

Kalleen Lund



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